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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Fifth Meeting of the Sixth Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
30 November 2011

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2011-026

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE FIFTH MEETING OF
THE SIXTH SESSION OF THE BOARD OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the "Board") of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 30 November 2011, China Southern Airlines Company Limited (the "Company") held the fifth meeting of the sixth session of the Board               at the No. 1 Conference Room, 4/F, CSN, Baiyun International Airport, Pearl Hotel, Guangzhou. The number of Directors supposed to be present was 11, of which 10 attended in person. Director Zhang Zi Fang, who did not attend the meeting due to business reasons, authorized D irector Chen Zhen You to attend the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The directors present have considered and passed unanimously the following resolution:

•	Mr. Liu Chang Le, the independent director of the Company, be elected as a member of the Strategic Committee of the sixth session of the Board.

The Board of
China Southern Airlines Company Limited
30 November 2011